For Immediate Release

Exhibit 99.1

TFI International to Host Conference Call to Discuss 2021 Fourth Quarter Results

Montreal, Quebec, January 24, 2022 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it will release its financial results for the fourth quarter ended December 31, 2021 via news release on Monday, February 7, 2022 after market close.

The Company will host a conference call for the investment community with Alain Bédard, Chairman, President and Chief Executive Officer, on Tuesday, February 8, 2022 at 8:30 a.m. Eastern Time, to discuss results. Business media are also invited to listen to the call. Please dial in 10 minutes prior to the start of the call.

Details of conference call:

•	Date: Tuesday, February 8, 2022
•	Time: 8:30 a.m. Eastern Time
•	Call-in number: 888-440-2069

A recording of the call will be available until midnight, March 8, 2022, by dialing 800-770-2030 or 647-362-9199 and entering passcode 4012037.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com